Extraordinary General Meeting in Forward Pharma A/S

NOTICE TO CONVENE FOR AN EXTRAORDINARY GENERAL MEETING

The Board of Directors hereby calls for an extraordinary general meeting in Forward Pharma A/S on

Wednesday 2 August 2017, 2 pm CET

at the company's premises, Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark.

AGENDA

(a) Proposal to decrease the share capital at a premium rate and payment of the proceeds to the shareholders, cf. the Danish Companies Act, section 188, subsection 2, cf. subsection 1(2).

(b) Any other business

ELABORATION OF ITEM (A) ON THE AGENDA

The Board of Directors proposes that the company decreases its share capital with DKK 3,774,719.92 from DKK 4,718,399.90 to DKK 943,679.98.

The decrease in share capital shall take place as follows:

- A 1/10 share split is completed so that each shareholder previously holding 1 share in the company will hold 10 shares in the company after the completion of the split. The share capital will be unchanged, but divided into shares with a nominal value of DKK 0.01 or multiples hereof.
- The share capital of the company is decreased with nominally DKK 3,774,719.92 and shares with a nominal value equal to the decrease in share capital are annulled. All shareholders will have shares annulled pro rata to their possession of shares in the company.
- The capital decrease is enacted at a rate corresponding to a payment of EUR 19.45 per share of nominally DKK 0.10 (the rate on the date of registration of the capital decrease with the Danish Business Authority will be based on the exchange rate between EUR and DKK on the date of the decision by the Board of Directors to complete the capital decrease and the filing hereof with the Danish Business Authority).
- Payment of proceeds will take place pro rata to the amount of annulled shares in the company held.
- As a consequence of the above, the Articles of Association of the company are further amended with regard to denominations of shares including that each share of DKK 0.01 shall give one vote.

All shareholders will be treated equally in proportion to their ownership of shares in the company at the time of the capital decrease, in that the annulment of shares will be monetarily compensated equally and fully by the payment of proceeds.

The share split is carried out to ensure that no partial annulment of shares will take place.

The proposal will change § 2.1 of the Articles of Association of the company to the following:

> *Selskabets aktiekapital udgør nominelt kr. 943.679,98 fordelt i aktier á nominelt kr. 0,01 eller multipla heraf.*

The unofficial English translation associating the Articles of Association will be changed to:

> *The company's nominal share capital is DKK 943,679.98, divided into shares of DKK 0.01 each or multiples thereof.*

The capital decrease will take place in accordance with section 188, subsection 2, cf. subsection 1(2) of the Danish Companies Act. This means that the capital decrease is subject to a four-week waiting period (counting from the publication with the Danish Business Authority of the general meeting's resolution) to safeguard the interest of creditors and to the Board of Directors' subsequent resolution to carry out the capital decrease.

The following appendices are an integral part of the proposal and attached to this convening notice:

- Annual Report 2016 for the company;
- Report of the Board of Directors on events of significance to the Company's position that have taken place since the preparation of the Annual Report 2016;
- Statement from the independent auditor on the Report of the Board of Directors
- Articles of Association of the company marked with the proposed amendments against the company's current Articles of Association of 3 May 2017

ADDITIONAL INFORMATION

Majority requirements

Item (a) on the agenda may be adopted by a qualified majority of votes that is:

- 2/3 of the votes cast, and;
- 2/3 of the share capital represented at the general meeting

Share capital

The current share capital of the company is DKK 4,718,399.90, divided into 47,183,999 shares of DKK 0.10 each. Each share of DKK 0.10 carries one vote.

Record date

The record date is **Wednesday 26 July** 2017 end of day (CET).

Participation and voting rights

The right of a shareholder to attend and vote at a general meeting is determined by the shares held by the shareholder at the record date.

The number of shares held by each shareholder at the record date shall be calculated based on (i) the number of shares registered in the company's register of shareholders and (ii) any notification of ownership received by the company but not yet registered in the company's register of shareholders.

Participation is conditional on the shareholder having requested an admission card in due time.

How to obtain an admission card

Access to the general meeting is conditional on the shareholder having requested an admission card by **Friday 28 July** 2017 end of day (CET).

Admission cards for the extraordinary general meeting may be obtained by:

- contacting Forward Pharma A/S by phone +45 33 44 42 42, or
- returning the attached request for admission card form, duly completed and signed, by email to art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

How to submit a proxy

Proxies shall be submitted by **Tuesday 1 August** 2017 end of day (CET).

Voting instructions by proxy may be completed and submitted by:

- returning the attached proxy form, duly completed and signed, by email to art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

From shareholders unable to attend the extraordinary general meeting, the board of directors would appreciate receiving a proxy to exercise the voting rights attached to the shares to know the shareholders' view on the respective items on the agenda.

According to Danish law, a proxy issued to the board of directors for the general meeting is only valid if it is in writing.

How to vote by correspondence

Shareholders may vote by correspondence no later than **Tuesday 1 August** 2017 end of day (CET) by:

- returning the attached voting by correspondence form, duly completed and signed, by email to art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

Votes by correspondence cannot be withdrawn.

Information on the website

Further information on the general meeting will be available on www.forward-pharma.com → 'Investors' until and including the date of the extraordinary general meeting, including:

- The notice convening the general meeting, including the agenda and the complete proposals;
- The total number of shares and voting rights on the date of the notice;
- The documents to be presented at the general meeting;
- The forms to be used for voting by proxy or voting by correspondence.

18 July 2017

The board of directors of Forward Pharma A/S